UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director

On May 16, 2019, Zhentao Jiang tendered his resignation as director and Chairman of the Board of Directors (the “Board”) of AGM Group Holdings Inc. (the “Company”), effective May 19, 2019.  Mr. Jiang’s resignation from the Board is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Zhentao Jiang has been approved by the Nominating Committee, the Compensation Committee and the Board of the Company.

As a result of Mr. Jiang’s resignation, 7,400,000 shares of the Class B ordinary shares (representing a total of 37,000,000 votes) beneficially held by Mr. Jiang shall be cancelled according to the Company’s Amended and Restated Memorandum and Articles.

Appointment of Director

On May 19, 2019, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved, confirmed and ratified the appointment of Bin Cao as a director and the Chairman of the Board of the Company, with an annual compensation of $180,000, effective May 20, 2019 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Cao will be serving on the Board as the Chairman of the Board.

Bin Cao, age 59, has more than twenty years of management experience. He is experienced with financing, real estate and asset management. He has been providing industry, investment and asset management consultation to individuals, private equity funds, and banks since 2005. From 2001 to 2005, Mr. Cao was the Chairman of the Board of Changchun Weide Paratheatrical Co., Ltd., where he developed and supervised the implementation of business strategies and plans, supervised the making and implementation of human resource training and management and supervised and managed the budgeting and implementation of material projects and financial management. From 1996 to 1998, Mr. Cao was the Chairman of the Board of the Changchun Zhisheng City Credit Union, where he managed the day-to-day operation, provided external investment and financing consultation to customers, supervised financial planning and developed risk control and daily management mechanism.

There are no family relationships between Bin Cao and any other employees or members of the Board of Directors of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Correspondence of Zhentao Jiang’s Resignations as Director, dated May 16, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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